Filed by Eldorado Gold Corporation

Pursuant to Rule 425 under the United States Securities Act of 1933, as amended

Subject Company: Frontier Pacific Mining Corporation

Commission File No.: 132-02644

Date: July 17, 2008

NEWS RELEASE	ELD No. 08-19
TSX: ELD	AMEX: EGO	July 16, 2008

ELDORADO INCREASES STAKE IN FRONTIER TO OVER 95%

VANCOUVER, BC – Paul N. Wright, President and Chief Executive Officer of Eldorado Gold Corporation (“Eldorado” or “we”) announced today that Eldorado has taken up and accepted for payment an additional 4.9 million common shares of Frontier Pacific Mining Corporation (“Frontier“) that were tendered since July 2, 2008 to its offer to purchase all of the outstanding common shares of Frontier (the “Offer”). The Offer expired as of 5:00 pm (Toronto time) on July 15, 2008.

Together with the 162.2 million common shares of Frontier taken up by Eldorado on July 3, 2008 and the 4,871,300 held by Eldorado prior to its making the Offer, Eldorado will own approximately 167.2 million common shares of Frontier, representing over 95% of Frontier’s outstanding common shares.

Since the Offer has been accepted by holders of more than 90% of the Frontier common shares, Eldorado intends to exercise its right to acquire the remaining approximately 8.8 million outstanding common shares of Frontier (the “Remaining Shares“) pursuant to a compulsory acquisition under the British Columbia Business Corporations Act (the “Business Corporations Act“), as described in the Offer. Pursuant to Section 300 of the Business Corporations Act, Eldorado has mailed to the holders of the Remaining Shares, and has filedwith applicable securities regulatory authorities, a Notice of Compulsory Acquisition dated July 15, 2008. Eldorado expects to complete the compulsory acquisition within the next 90 days.

Eldorado’s financial adviser is Macquarie Capital Markets Canada Ltd. Its legal advisors are Borden Ladner Gervais LLP in Canada and Dorsey & Whitney LLP in the United States.

Eldorado has filed with the U.S. Securities and Exchange Commission (“SEC”) a Registration Statement, which includes the offer and take-over bid circular, notice of variation and extension, notice of change in information, a previous notice of variation and extension and a notice ofcompulsory acquisition relating to its offer to Frontier shareholders. ELDORADO URGES INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT, THE OFFER AND TAKE OVER BID CIRCULAR AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC AND CANADIAN SECURITIES REGULATORY AUTHORITIES, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors may obtain a free copy of the offer and take-over bid circular and other documents filed by Eldorado with the Canadian securities regulators at www.sedar.com and with the SEC at the SEC’s website at www.sec.gov. The offer and take-over bid circular and other documents may also be obtained for free, from Eldorado’s website or by directing a request to Eldorado’s investor relations department by telephone at 1-888-353-8166, fax 604-687-4026 or e-mail info@eldoradogold.com or by contacting the Information Agent, Kingsdale Shareholder Services Inc., toll free at 1-866-581-1513.

About Eldorado

Eldorado is a gold producing, exploration and development company actively growing businesses in Brazil, Turkey, China, Greece and the surrounding regions. With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that Eldorado is well positioned to grow in value as we create and pursue new opportunities.

ON BEHALF OF

ELDORADO GOLD CORPORATION

“Paul N. Wright”

Paul N. Wright

President and Chief Executive Officer

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and forward-looking statements or information within the meaning of the Securities Act (Ontario). Such forward looking statements or information include, but are not limited to statements or information with respect to unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Frontier or Eldorado, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements or information are subject to a variety of risks and uncertainties, which could cause actual events, or results to differ from those reflected in the forward-looking statements or information. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward- looking statements. Specific reference is made to “Forward Looking Statements and Risk Factors” in Eldorado’s Annual Information Form and Form 40 F dated March 31, 2008. Such factors include, amongst others, the following: gold price volatility; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves, and between actual and estimated metallurgical recoveries; mining operational risk; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; speculative nature of gold exploration; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the section entitled “Risk Factors” in Eldorado’s Annual Information Form and Form 40-F dated March 31, 2008. We do not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of Eldorado’s business contained in Eldorado’s reports filed with the securities regulatory authorities in Canada and the U.S.

Eldorado Gold Corporation common shares trade on the Toronto Stock Exchange (TSX: ELD) and the American Stock Exchange (AMEX: EGO). The TSX has neither approved nor disapproved the form or content of this release.

Contact:

Nancy E. Woo, Manager Investor Relations	Eldorado Gold Corporation
Phone: 604.601.6650 or 1.888.353.8166	1188, 550 Burrard Street
Fax: 604.687.4026	Vancouver, BC V6C 2B5
Email nancyw@eldoradogold.com	Web site: www.eldoradogold.com

Request for information packages: laurelw@eldoradogold.com